Filed by Ask Jeeves, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Ask Jeeves, Inc.
(Commission File No.: 000-26521)

[the following message was sent by Ask Jeeves personnel to advertisers, syndication and advertising network members and other business associates of Ask Jeeves on March 21, 2005]

Today, it was announced that IAC/InterActiveCorp has signed an agreement to acquire Ask Jeeves. We are excited about this development as IAC will invest to increase our growth opportunities and potential. As one of the largest interactive companies in the world with over $6BN in revenue and a market cap of around $17 billion, they will bring more scale and resources to our company, which will help us further build Ask Jeeves as one of the great Internet brands. For those of you not familiar with IAC, its assets include Expedia, Hotels.com, and other travel sites, HSN, Ticketmaster, Lending Tree, Match.com, Citysearch and many other great properties. You can find more information about IAC and its brands on its website (www.iac.com).

The opportunity to continue building our business with IAC is exciting. As part of a much larger company we will be in a position to scale our investments across product, technology, marketing and international expansion. There are many synergies between our companies including, for example, the opportunity for our flagship Ask Jeeves brand to reach IAC’s approximately 44 million monthly unique users with our search box integrated into their sites. Over the long-term being part of the IAC family will help us increase our ability to service our advertisers and partners, but in the short-term it’s business as usual.

We expect the deal to close late in the second quarter or early in the third quarter. We look forward to making Ask Jeeves an even more important piece of the online advertising landscape and improving our portfolio of advertising and partner products and technologies.

For more details on the acquisition you can read the attached press release.

We are delighted to move forward with you as a partner in this next phase of Ask Jeeves’ growth and evolution.

Securities Law Legends

IAC/InterActiveCorp. (“IAC”) intends to file a registration statement with the Securities and Exchange Commission (“SEC”), which will include a combined proxy statement/prospectus of Ask Jeeves and IAC, and the parties may file other relevant documents with the SEC in connection with the proposed merger. Stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger. These documents, and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.ask.com and www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves’ proxy statement for its 2004 annual meeting, filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC’s proxy statement for its 2004 annual meeting, filed with the SEC on April 29, 2004. Additional information regarding these potential participants will be included in the definitive proxy statement/ prospectus to be filed with the SEC for the proposed merger.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding negotiations or potential transactions involving Ask Jeeves. These forward-looking statements are based on limited information available to Ask Jeeves at this time, and future developments and results may differ materially from the expectations reflected in the forward-looking statements. Factors that might cause material differences from the forward-looking statements include the Risk Factors described in Ask Jeeves’ most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, the future business and financial performance of Ask Jeeves, and the assessment and valuation of potential benefits and synergies of a transaction with Ask Jeeves. Ask Jeeves undertakes no obligation to revise or update any forward-looking statements.